OPPENHEIMER CONVERTIBLE SECURITIES FUND
                                         SUPPLEMENT DATED AUGUST 31, 2007
                                      TO THE PROSPECTUS DATED APRIL 30, 2007

   This supplement amends the Prospectus dated April 30, 2007.

   The Prospectus is revised by deleting the section titled "Advisory Fees" on page 16 in its entirety and replacing it with the following:

         ADVISORY FEES. Under the investment advisory agreement prior to September 1, 2007, the Fund pays the Manager an advisory fee at an annual rate that declines as the Fund grows: 0.625% of the first $50 million of average annual net assets of the Fund, 0.50% of the next $250 million, and 0.4375% of average annual net assets over $300 million. The Fund's advisory fee for its last fiscal year ended December 31, 2006 was 0.50% of average annual net assets for each class of shares.

         Effective September 1, 2007, the Fund pays the Manager an advisory fee at the following annual rate that declines as the Fund's assets grow:
         0.625% of the first $50 million of average annual net assets of the Fund, 0.50% of the next $250 million, 0.4375% of the next $700 million and 0.42% of average annual net assets over $1 billion.

         A discussion regarding the basis for the Board's approval of the Fund's investment advisory agreement with the Manager is available in the Fund's Annual Report to shareholders for the fiscal year ended December 31, 2006.


   August 31, 2007 PS0345.023